Shanda Expresses Deep Condolences to Gansu Landslide Victims; Online Game-Related Services Suspended for One Day

SHANGHAI, China, August 16 — Shanda Online Holdings Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda” or the “Company”), today announced that in accordance with a public notice issued by the Chinese government on August 14, 2010, Shanda Online observed a national day of mourning on August 15, 2010 for victims of the landslide in Gansu province and suspended online game-related services. Shanda Online resumed its online game-related services on August 16, 2010.

About Shanda Online

Shanda Online Holdings Limited (“Shanda Online”) is an integrated online value-added service platform. Through its infrastructure, which includes a digital content delivery (“DDS”) system, a customer relationship management (“CRM”) system and a promotion-payment community (“PPC”) system, augmented by a world-class security system, Shanda Online provides full supporting services to the operators of various interactive entertainment contents. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA).

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music, etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com .

For more information, please contact:

Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Christensen
China:
Paul Collins
Phone: +86 21 6468 0334
Email: pcollins@christensenir.com

United States:
Jerome Worley
Phone: +1-212-618-1978
Email: jworley@christensenir.com